Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 E-mail: KBlair@manatt.com

September 11, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Del Taco Income Properties IV Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Del Taco Income Properties IV, we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

Enclosure

cc:	Jack Tang, Del Taco LLC, General Counsel

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